UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )

Silgan Holdings Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

827048 10 9
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires
Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 827048 10 9	13G	Page 2 of 5

1	Names of Reporting Persons D. Greg Horrigan
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 61,447
	6	Shared Voting Power 8,410,617
	7	Sole Dispositive Power 61,447
	8	Shared Dispositive Power 8,410,617
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,472,064
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.93%
12	Type of Reporting Person (see instructions) IN

Explanatory Note: On February 12, 2024, Mr. R. Phillip Silver and Mr. Greg D. Horrigan entered into a Joint Filing Agreement pursuant to which they agreed to jointly file a Schedule 13G, as permitted by Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report their respective ownership of Common Stock, $0.01 par value, of Silgan Holdings Inc. (the “Common Stock”). On November 14, 2024, as a result of the new quarterly filing requirements for Schedule 13G, Mr. Silver and Mr. Horrigan mutually agreed to terminate such Joint Filing Agreement and no longer report their respective beneficial ownership of Common Stock on a joint filing on Schedule 13G as permitted by Rule 13d-1(k)(1) promulgated under the Exchange Act. Mr. Silver and Mr. Horrigan will now instead report their respective beneficial ownership of Common Stock on a Schedule 13G (or amendment thereto) filed by each reporting person separately or as otherwise required in accordance with the federal securities laws. As reported below, Mr. Silver and Mr. Horrigan do not file or act as a group (as that term is defined under Section 13D of the Exchange Act and the rules thereunder). This Schedule 13G reports Mr. Horrigan’s beneficial ownership of Common Stock as of September 30, 2024 and the termination of the Joint Filing Agreement as discussed above. Mr. Horrigan’s beneficial ownership of Common Stock as of December 31, 2023 was reported in Amendment 21 to Schedule 13G filed with the Securities and Exchange Commission on February 12, 2024.

Item 1(a)	Name of Issuer: Silgan Holdings Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:	4 Landmark Square Suite 400 Stamford, CT 06901

Item 2(a)	Name of Person Filing: D. Greg Horrigan

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The business address of D. Greg Horrigan is c/o Silgan Holdings Inc., 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.

Item 2(c)	Citizenship: United States

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 827048 10 9

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing is a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
As of September 30, 2024, Mr. Horrigan may be deemed to be the beneficial owner of 8,472,064 shares of Common Stock. This amount consists of: (i) 26,813 shares of Common Stock owned directly by Mr. Horrigan over which he has sole voting and dispositive power; (ii) 34,634 shares of Common Stock owned by a family trust of which Mr. Horrigan is the trustee with sole voting and dispositive power; (iii) 7,167,033 shares of Common Stock owned by a community property trust of which Mr. Horrigan and his spouse are co-trustees and may be deemed to have shared voting and dispositive power; (iv) 1,233,584 shares of Common Stock owned by the Horrigan Family Limited Partnership of which Mr. Horrigan's spouse is the sole general partner with sole voting and dispositive power and over which Mr. Horrigan may be deemed to have shared voting and dispositive power; and (v) 10,000 shares of Common Stock owned by a family foundation of which Mr. Horrigan and his spouse are co-trustees and may be deemed to have shared voting and dispositive power but with no pecuniary interest therein.

(b)	Percent of class:

According to the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024, the number of shares outstanding of the Issuer's Common Stock as of October 31, 2024 was 106,794,650. The shares of Common Stock which Mr. Horrigan may be deemed to beneficially own as of September 30, 2024 constitute approximately 7.93% of such total number of shares of Common Stock outstanding.

(c)	Number of shares of Common Stock as to which the person has:

(i)	Sole power to vote or to direct the vote:	61,447
(ii)	Shared power to vote or to direct the vote:	8,410,617
(iii)	Sole power to dispose or to direct the disposition of:	61,447
(iv)	Shared power to dispose or to direct the disposition of:	8,410,617

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

/s/ D. Greg Horrigan
D. Greg Horrigan

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